UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

News release

Extraordinary Stockholders’ Meeting of Schering AG on September 13, 2006:

Schering’s stockholders to resolve on domination and
profit and loss transfer agreement with Bayer

•	Election of new investor representatives to the Supervisory Board
•	Renaming to “Bayer Schering Pharma Aktiengesellschaft”

Berlin/Leverkusen - Schering AG has invited its stockholders to attend an Extraordinary Stockholders Meeting in Berlin, Germany, on September 13, 2006. The agenda includes obtaining the stockholders’ approval of the domination and profit and loss transfer agreement with Bayer’s subsidiary Dritte BV GmbH, which has now been signed by both companies. In addition, the Stockholders’ Meeting will be asked to elect new members to the Supervisory Board to reflect the altered majority situation at Schering. Bayer currently holds more than 92 percent of the stock of the Berlin-based pharmaceuticals company. Furthermore, the stockholders will be asked to resolve on the announced renaming of the company to “Bayer Schering Pharma Aktiengesellschaft”.

“This Extraordinary Stockholders’ Meeting is a significant step toward integrating Schering into the Bayer Group,” explained Bayer CEO Werner Wenning. “Our goal is to make the future Bayer Schering Pharma a strong company that ranks among the top ten pharmaceuticals specialists in the world.” Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG, said: “Together with Bayer, we aim to build a leading global pharmaceuticals company that unites the strengths of both organizations. Our competitive strength in specialized markets represents a solid foundation for the future success of Bayer Schering Pharma.”

The following candidates have been proposed for election to the Schering Supervisory Board:
Prof. Friedrich Berschauer, Management Board Chairman of Bayer CropScience AG;
Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG;
Dr. Roland Hartwig, General Counsel of Bayer AG;
Klaus Kühn, Management Board member of Bayer AG;
Achim Noack, Managing Director of Bayer Technology Services GmbH;
Werner Wenning, Management Board Chairman of Bayer AG.

Existing Supervisory Board members Dr. Karl-Hermann Baumann and Dr. Reiner Hagemann will remain in office. However, Dr. Giuseppe Vita, Dr. Mathias Döpfner, Prof. John A. Dormandy, Prof. Dr. Dieter Hinzen, Dr. h. c. Martin Kohlhaussen and Detlef Olufs will resign with effect from the end of the Extraordinary Stockholders’ Meeting. It is intended to propose Werner Wenning as Chairman of the new Supervisory Board and Dr. Hubertus Erlen as one of the two deputy chairmen. There is to be no change to the employee representatives in the Schering Supervisory Board.

Following the Extraordinary General Meeting, the Supervisory Board is to appoint the new Schering Management Board. It is proposed that this body should comprise:
Arthur Higgins (Chairman), Management Board Chairman of Bayer HealthCare AG;
Werner Baumann, Management Board member of Bayer HealthCare AG;
Dr. Ulrich Köstlin, Executive Board member of Schering AG;
Dr. Gunnar Riemann, Management Board member of Bayer HealthCare AG;
Prof. Marc Rubin, MD, Executive Board member of Schering AG.

The remaining members of the present Executive Board of Schering AG will resign their posts with effect from the end of the Extraordinary Stockholders’ Meeting.

Information for editors:
The full invitation to the Extraordinary Stockholders’ Meeting, the text of the domination and profit and loss transfer agreement, and other pertinent documents will be available on the Internet at www.schering.de.

Berlin/Leverkusen,  August 4, 2006
ha    (2006-0395E)

Your contacts:

Bayer AG:
Günter Forneck, Tel.: +49 214 30-50446
E-mail: guenter.forneck.gf@bayer-ag.de

Christian Hartel, Tel.: +49 214 30-47686
E-mail: christian.hartel.ch@bayer-ag.de

Schering AG:
Oliver Renner, Tel.: + 49 30 468-12431
E-mail: oliver.renner@schering.de

Verena von Bassewitz, Tel.: + 49 30 468-192206
E-mail: verena.vonbassewitz@schering.de

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. At the time of commencement of the mandatory compensation offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC in respect of the mandatory compensation offer.
Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s website (http://www.sec.gov), or at the website http://www.bayer.de.

This news release contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports files with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Important information from Schering AG:

Legal Instruction
After the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV
GmbH and Schering Aktiengesellschaft, is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of
Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.